

ACE Securities Corp.
Home Equity Loan Trust,
Series 2006-GP1

Distribution Date: 25-Jul-06

ABN AMRO Acct : 723718.1

Payment Date:	25-Jul-06
Prior Payment:	26-Jun-06
Next Payment:	25-Aug-06
Record Date:	30-Jun-06
Distribution Count:	2
Closing Date:	31-May-06
First Pay. Date:	26-Jun-06
Rated Final Payment Date:	25-Feb-31

Contact Information:

Analyst:	Vamsi Kaipa	714.259.6252
	vamsi.kaipa@abnamro.com	
Administrator:	Kim Sturm	312.904.4373
	kimberly.sturm@abnamro.com	
LaSalle Website:	www.etrustee.net	

Outside Parties To The Transaction

Issuer: Deutsche Bank Securities Inc.

Depositor: ACE Securities Corp

Underwriter: Deutsche Bank Securities Inc.

Master Servicer: ABN AMRO LaSalle Bank N.A.

Rating Agency: Moody's Investors Service, Inc./Standard & Poor's



ACE Securities Corp.
Home Equity Loan Trust,
Series 2006-GP1

Distribution Date: 25-Jul-06
Bond Payments

Class	CUSIP	Original Face Value [1]	Beginning Certificate Balance	Principal Payment	Current Realized Loss	Deferred Interest	Ending Certificate Balance	Interest Payment [2]	Interest Adjustment	Pass-Through Rate
A	004406AA2	352,607,000.00	342,489,316.78	9,648,614.73	0.00	0.00	332,840,702.05	1,504,312.97	0.00	5.4525000000%
CE	111363792	316.00	316.00	0.00	0.00	0.00	316.00	850,561.91	850,561.91	N/A
G	111363818	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	N/A
R	111363800	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	N/A
Total		352,607,316.00	342,489,632.78	9,648,614.73	0.00	0.00	332,841,018.05	2,354,874.88	850,561.91	

Total P&I Payment   12,003,489.61

[1] N denotes notional balance not included in total [2] Accrued Interest plus/minus Interest Adjustment minus Deferred Interest equals Interest Payment



ACE Securities Corp.
Home Equity Loan Trust,
Series 2006-GP1

Distribution Date: 25-Jul-06
Statement to Certificate Holders (FACTORS)
Bond Payments

Class	CUSIP	Original Face Value	Beginning Certificate Balance *	Principal Payment *	Current Realized Loss *	Deferred Interest *	Ending Certificate Balance *	Interest Payment *	Interest Adjustment*	Next Rate **
A	004406AA2	352,607,000.00	971.306062500	27.363650551	0.000000000	0.000000000	943.942411949	4.266259518	0.000000000	5.51500000%
CE	111363792	316.00	1000.000000000	0.000000000	0.000000000	0.000000000	1000.000000000	2691651.613924050	2691651.613924050	N/A
G	111363818	0.00	0.000000000	0.000000000	0.000000000	0.000000000	0.000000000	0.000000000	0.000000000	N/A
R	111363800	0.00	0.000000000	0.000000000	0.000000000	0.000000000	0.000000000	0.000000000	0.000000000	N/A

* Per $1,000 of Original Face Value   ** Estimated



ACE Securities Corp.
Home Equity Loan Trust,
Series 2006-GP1

Distribution Date: 25-Jul-06
Cash Reconciliation Summary

Pool Source of Funds					Non-Pool Source of Funds	

Interest Summary

Interest Summary		Principal Summary			Net WAC Rate Carryover Reserve Account	
Interest Summary		**Principal Summary**			Beginning Balance	1,000.00
Scheduled Interest	2,531,651.30	Scheduled Prin Distribution	1,507,944.20		Withdrawal from Trust	0.00
Fees	176,776.41	Curtailments	(2,903,388.76)		Reimbursement from Waterfall	0.00
Remittance Interest	2,354,874.89	Prepayments in Full	11,044,059.29		Ending Balance	1,000.00
Other Interest Proceeds/Shortfalls		Liquidation Proceeds	0.00			
Prepayment Penalties	0.00	Repurchase Proceeds	0.00			
Other Interest Loss	0.00	Other Principal Proceeds	0.00			
Other Interest Proceeds	0.00	**Remittance Principal**	9,648,614.73			
Non-advancing Interest	0.00					
Net PPIS/Relief Act Shortfall	0.00					
Modification Shortfall	0.00					
Other Interest Proceeds/Shortfalls	0.00					
Interest Adjusted	2,354,874.89					
Fee Summary						
Total Servicing Fees	131,391.86					
Extraordinary Trust Fund Expense	0.00					
Total Trustee Fees	0.00					
LPMI Fees	0.00					
Credit Manager's Fees	2,573.39					
Misc. Fees / Trust Expense	0.00					
Insurance Premium	42,811.16					
Total Fees	176,776.41					

Advances (Principal & Interest)

Prior Month's Outstanding Advances	N/A
Current Advances	N/A
Reimbursement of Prior Advances	N/A
Outstanding Advances	N/A

P&I Due Certificate Holders	12,003,489.62

P&I Advances as of the end of the Due Period do not reflect the amount of advances remitted by the Servicer on the Servicer Remittance Date due to additional proceeds received between the end of the Due Period and the Servicer Remittance Date and netted from the P&I Advances stated as of the end of the Due Period.

LaSalle Bank
ABN AMRO

ACE Securities Corp.
Home Equity Loan Trust,
Series 2006-GP1

Distribution Date: 25-Jul-06
Pool Detail and Performance Indicators Total(All Loans)

Pool Detail

Pool Level Information

Historical	Amount	Count
Cut-off Pool Balance	352,607,315.93	6,277
Cum Scheduled Principal	3,252,652.25	
Cum Unscheduled Principal	15,884,463.55	
Cum Liquidations	0.00	
Cum Deferred Interest	0.00	

Current	Amount	Count	%
Beginning Pool	343,118,814.86	6,139	97.31%
Scheduled Principal	1,507,944.20		0.43%
Unscheduled Principal	8,140,670.53	160	2.31%
Deferred Interest	0.00		0.00%
Liquidations	0.00	0	0.00%
Repurchases	0.00	0	0.00%
Ending Pool	333,470,200.13	5,979	94.57%

Average Loan Balance	55,773.57

Current Loss Detail	Amount
Liquidation	0.00
Realized Loss	0.00
Realized Loss Adjustment	0.00
Net Liquidation	0.00

Credit Enhancement	Amount	%
Original OC	315.93	0.00%
Target OC	8,991,486.56	2.55%
Beginning OC	315.93	0.00%
Required OC Amount	8,991,486.56	2.55%
Ending OC	315.93	0.00%
Mezz Certificates	N/A	N/A

Performance Indicators

Factors Impacting Principal Payment Rules

Delinquency Levels	Num	Den	%
3 mo. Rolling Average	956,154	338,294,507	0.28%
6 mo. Rolling Average	956,154	338,294,507	0.28%
12 mo. Rolling Average	956,154	338,294,507	0.28%
Loss Levels	**Amount**	**Count**	
3 mo. Cum Loss	0.00	0	
6 mo. Cum loss	0.00	0	
12 mo. Cum Loss	0.00	0	

Triggers

	Num	Den	%	
> Delinquency Trigger Event [2]				NO
Delinquency Event Calc [1]	1,114,130.84	333,470,200	0.33%	
> Loss Trigger Event? [3]				NO
Cumulative Loss		0	0.00%	
> Overall Trigger Event?				NO

Step Down Date

Distribution Count	2	
Credit Enhancement % [4]	0.19%	
Step Down % [5]	5.10%	
% of Credit Enhancement % [6]	4.00%	
> Step Down Date?		NO
> Rapid Amortization Event		NO

Misc/Additional Information

WA Rates/Life

	Fixed	Adj	Overall
WAC - Remit Current	N/A	8.48%	8.48%
WAC - Remit Original	N/A	8.26%	8.26%
WAC - Current	N/A	9.01%	9.01%
WAC - Original	N/A	8.88%	8.88%
WAL - Current	N/A	N/A	N/A
WAL - Original	N/A	194.97	194.97

Current Index Rate	5.322500%
Next Index Rate	5.385000%
OC Deficiency Amount	0.00
Cum OC Deficiency Amount	0.00
OC Reduction Amount	N/A

Pool Composition

Properties	Balance	%/Score
Cut-off LTV	307,255,109.85	87.14%
Cash Out/Refinance	200,861,947.88	56.96%
SFR	218,346,343.00	61.92%
Owner Occupied	291,609,534.59	82.70%

	Min	Max	WA
FICO	606	817	712.52

Additional Balances	3,899,754.10
Additional Balance Advance Amt	0.00
Draw Rate	1.1416%

Legend: **(1)** 60 Days+, REO, BK, F/C % **(3)** Condn: Cum Loss > specified thresholds **(5)** Defined Benchmark **(7)** Condn: Distn Cnt > 36, (4) > (5)
(2) (1) > (6) * (4), then TRUE **(4)** Mezzanine Certs + OC Amount / Ending Pool Bal **(6)** Defined Benchmark (Used in Delinq Event Calc)



Distribution Date: 25-Jul-06
Bond Interest Reconciliation - Part I

Class	Method	Days	Opening Balance	Pass-Thru Rate	Accrual Certificate Interest	Total Interest Additions	Total Interest Deductions	Distributable Certificate Interest	Interest Payment Amount	Current Period (Shortfall) / Recovery	Remaining Int Carry-Forward Shortfall	Net WAC Rate Carryover Reserve Account	Outstanding Relief Act / Prepayment Interest Shortfalls	Net Cap Rate in Effect Y/N
A	Act/360	29	342,489,316.78	5.452500000%	1,504,312.97	0.00	0.00	1,504,312.97	1,504,312.97	0.00	0.00	0.00	0.00	No
CE			316.00	N/A	0.00	850,561.91	0.00	850,561.91	850,561.91	0.00	0.00	0.00	0.00	No
G	Act/360	29	0.00	0.000000000%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	No
R		30	0.00	0.000000000%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	No
Total			342,489,632.78		1,504,312.97	850,561.91	0.00	2,354,874.88	2,354,874.88	0.00	0.00	0.00	0.00	

[1] Basis Risk Carry-Forward Shortfall - difference between LIBOR plus margin and the Net Rate Cap.



ACE Securities Corp.
Home Equity Loan Trust,
Series 2006-GP1

Distribution Date: 25-Jul-06
Bond Interest Reconciliation - Part II

Class	Record Date	Prior Interest Due Date	Current Interest Due Date	Additions Interest Rate SWAP Agreement	Deposits from YM Agreement	Prepayment Premiums	Prior Int Carry-Fwd Shortfall	Prior Shortfall Reimbursement	Other Interest Proceeds [1]	Deductions Other Interest Losses	Current Int Carry-Fwd Shortfall [2]	Net WAC Rate Carryover Reserve Account
A	24-Jul-06	26-Jun-06	25-Jul-06	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
CE	30-Jun-06	1-Jun-06	1-Jul-06	0.00	0.00	0.00	0.00	0.00	850,561.91	0.00	0.00	0.00
G	30-Jun-06	26-Jun-06	25-Jul-06	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R	30-Jun-06	1-Jun-06	1-Jul-06	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total				0.00	0.00	0.00	0.00	0.00	850,561.91	0.00	0.00	0.00

[1] Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the bonds Distributable Interest.

[2] Interest Carry-Forward Shortfall is unpaid interest with interest thereon.

[3] Basis Risk Carry-Forward Shortfall - difference between LIBOR plus margin and the Net Rate Cap.



Distribution Date: 25-Jul-06
Bond Principal Reconciliation

Class	Original Class Balance	Beginning Class Balance	Scheduled Principal Payment	Unscheduled Principal Payment	Extra Principal Payment	Prior Loss Reimburs.	Current Losses	Cumulative Losses	Interest on Losses	Ending Class Balance	Rated Final Maturity	Credit Support Original	Credit Support Current
A	352,607,000.00	342,489,316.78	9,648,614.73	0.00	0.00	0.00	0.00	0.00	0.00	332,840,702.05	25-Feb-31	N/A	N/A
CE	316.00	316.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	316.00	25-Feb-31	N/A	N/A
G	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	25-Feb-31	N/A	N/A
R	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	25-Feb-31	N/A	N/A
Total	352,607,316.00	342,489,632.78	9,648,614.73	0.00	0.00	0.00	0.00	0.00	0.00	332,841,018.05			



ACE Securities Corp.
Home Equity Loan Trust,
Series 2006-GP1

Distribution Date: 25-Jul-06
Ratings Information

		Original Ratings				Ratings Change / Change Date [1]			
Class	CUSIP	Fitch	Moody's	DBRS	S&P	Fitch	Moody's	DBRS	S&P
G	111363818	NR	NR	NR	NR				
A	004406AA2	NR	Aaa	NR	AAA				
CE	111363792	NR	NR	NR	NR				

NR - Designates that the class was not rated by the rating agency.

[1] Changed ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to LaSalle within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be being provided by the rating agency in an electronic format and therefore not being updated on this report, LaSalle recommends that investors obtain current rating information directly from the rating agency.



ACE Securities Corp.
Home Equity Loan Trust,
Series 2006-GP1

Distribution Date: 25-Jul-06
Asset-Backed Facts ~ 15 Month Historical Loan Status Summary Part I (as of Cut-Off)

Distribution Date	Current		Delinq 1 Month		Delinq 2 Months		Delinq 3+ Months		Bankruptcy		Foreclosure		REO	
	Count	Balance	Count	Balance	Count	Balance	Count	Balance	Count	Balance	Count	Balance	Count	Balance
Total(All Loans)														
25-Jul-06	5,938	330,624,098	22	1,731,971	8	422,938	11	691,193	0	0	0	0	0	0
26-Jun-06	6,095	341,324,639	18	995,999	13	798,177	0	0	0	0	0	0	0	0

Distribution Date	Current		Delinq 1 Month		Delinq 2 Months		Delinq 3+ Months		Bankruptcy		Foreclosure		REO	
	Count	Balance	Count	Balance	Count	Balance	Count	Balance	Count	Balance	Count	Balance	Count	Balance
Total(All Loans)														
25-Jul-06	99.31%	99.15%	0.37%	0.52%	0.13%	0.13%	0.18%	0.21%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
26-Jun-06	99.49%	99.48%	0.29%	0.29%	0.21%	0.23%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Delinquency Balances are Exclusive of REO, Foreclosures and Bankruptcies.



Distribution Date: 25-Jul-06
Asset-Backed Facts ~ 15 Month Historical Loan Status Summary Part II (as of Cut-Off)

Distribution Date	- - - - - - - - - - In Foreclosure and Delinquent - - - - - - - - - - - -								- - - - - - - - - - - - - In REO and Delinquent - - - - - - - - - - - - -								- - - - - - - - - - - In Bankruptcy and Delinquent - - - - - - - - - - - -							
	Current		31-60 Days		61-90 Days		90 + Days		Current		31-60 Days		61-90 Days		90 + Days		Current		31-60 Days		61-90 Days		90 + Days	
	#	Balance	#	Balance	#	Balance	#	Balance	#	Balance	#	Balance	#	Balance	#	Balance	#	Balance	#	Balance	#	Balance	#	Balance
Total(All Loans)																								
25-Jul-06	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
26-Jun-06	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total(All Loans)																								
25-Jul-06	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
26-Jun-06	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

ACE Securities Corp.
Home Equity Loan Trust,
Series 2006-GP1

Distribution Date: 25-Jul-06
Asset-Backed Facts ~ 15 Month Historical Payoff/Loss Summary

Distribution Date	Ending Pool		Payoffs		Insurance Proceeds	Substitution Proceeds	Liquidation Proceeds	Realized Losses		Remaining Term Life	Curr Weighted Avg.	
	#	Balance	#	Balance				#	Amount		Coupon	Remit
					Total(All Loans)							
25-Jul-06	5,979	333,470,200	160	11,044,059	0.00	0.00	0.00	0	0	0	8.85%	8.39%
26-Jun-06	6,126	343,118,815	151	11,482,675	0.00	0.00	0.00	0	0	195	9.30%	8.80%

LaSalle Bank
ABN AMRO

**ACE Securities Corp.
Home Equity Loan Trust,
Series 2006-GP1**

Distribution Date: 25-Jul-06
Prepayment Summary

SMM (Single Monthly Mortality)	**Total**
Current Period	3.23%
3-Month Average	3.25%
6-Month Average	3.25%
12-Month Average	3.25%
Average Since Cut-Off	3.25%



CPR (Conditional Prepayment Rate)	**Total**
Current Period	32.59%
3-Month Average	32.75%
6-Month Average	32.75%
12-Month Average	32.75%
Average Since Cut-Off	32.75%



PSA (Public Securities Association)	**Total**
Current Period	543%
3-Month Average	546%
6-Month Average	546%
12-Month Average	546%
Average Since Cut-Off	546%



SMM	Single Monthly Mortality	(Partial and Full Prepayments + Repurchases + Liquidations) / (Beginning Collateral Balance - Scheduled Principal)
CPR	Conditional Prepayment Rate	$1 - (1 - SMM)^{12}$
PSA	Public Securities Association	$100 * CPR / (0.2 * MIN(30, WAS))$
WAS	Weighted Average Seasoning	(Original Term - Remaining Term) * (Current Scheduled Balance / Deal Scheduled Principal Balance)

ACE Securities Corp.
Home Equity Loan Trust,
Series 2006-GP1

Distribution Date: 25-Jul-06
Mortgage Loan Characteristics Part I

Distribution by Current Ending Principal Balance

Min		Max	Count	% of Total	Balance	% of Total
0	to	18,000	577	10.52%	6,722,449	2.02%
18,000	to	24,000	403	7.35%	8,543,917	2.56%
24,000	to	30,000	521	9.50%	14,109,605	4.23%
30,000	to	36,000	437	7.97%	14,433,145	4.33%
36,000	to	42,000	431	7.86%	16,876,429	5.06%
42,000	to	48,000	372	6.78%	16,787,169	5.03%
48,000	to	63,000	860	15.68%	47,363,980	14.20%
63,000	to	78,000	547	9.97%	38,417,514	11.52%
78,000	to	93,000	342	6.24%	29,203,293	8.76%
93,000	to	108,000	310	5.65%	30,859,056	9.25%
108,000	to	121,000	139	2.53%	15,934,755	4.78%
121,000	to	500,000	546	9.95%	94,218,937	28.25%
			5,485	100.00%	333,470,248	100.00%

Distribution by Cut-off Principal Balance

Min		Max	Count	% of Total	Balance	% of Total
0	to	9,000	624	9.94%	360,288	0.10%
9,000	to	16,000	377	6.01%	4,761,586	1.35%
16,000	to	23,000	464	7.39%	9,220,178	2.61%
23,000	to	30,000	610	9.72%	16,248,193	4.61%
30,000	to	37,000	527	8.40%	17,627,351	5.00%
37,000	to	45,000	589	9.38%	24,192,130	6.86%
45,000	to	59,000	858	13.67%	44,490,552	12.62%
59,000	to	73,000	622	9.91%	40,730,201	11.55%
73,000	to	87,000	407	6.48%	32,321,128	9.17%
87,000	to	101,000	389	6.20%	36,990,224	10.49%
101,000	to	117,000	185	2.95%	20,191,609	5.73%
117,000	to	500,000	625	9.96%	105,473,875	29.91%
			6,277	100.00%	352,607,316	100.00%

Distribution by Current Mortgage Rate

Min		Max	Count	% of Total	Balance	% of Total
7.50%	to	8.50%	3,384	61.70%	210,980,483	63.27%
8.50%	to	8.50%	0	0.00%	0	0.00%
8.50%	to	8.50%	0	0.00%	0	0.00%
8.50%	to	8.50%	0	0.00%	0	0.00%
8.50%	to	8.50%	0	0.00%	0	0.00%
8.50%	to	8.50%	0	0.00%	0	0.00%
8.50%	to	8.94%	197	3.59%	17,039,754	5.11%
8.94%	to	9.38%	281	5.12%	18,837,394	5.65%
9.38%	to	9.81%	293	5.34%	19,202,100	5.76%
9.81%	to	10.25%	462	8.42%	22,982,736	6.89%
10.25%	to	10.75%	355	6.47%	24,623,974	7.38%
10.75%	to	13.00%	513	9.35%	19,803,807	5.94%
			5,485	100.00%	333,470,248	100.00%

Distribution by Original Mortgage Rate

Min		Max	Count	% of Total	Balance	% of Total
3.00%	to	5.00%	1,475	23.50%	112,475,249	31.90%
5.00%	to	5.69%	0	0.00%	0	0.00%
5.69%	to	6.38%	10	0.16%	727,541	0.21%
6.38%	to	7.06%	139	2.21%	9,330,295	2.65%
7.06%	to	7.75%	926	14.75%	52,366,128	14.85%
7.75%	to	8.50%	710	11.31%	41,633,304	11.81%
8.50%	to	8.84%	257	4.09%	12,545,729	3.56%
8.84%	to	9.19%	220	3.50%	9,978,882	2.83%
9.19%	to	9.53%	820	13.06%	34,378,969	9.75%
9.53%	to	9.88%	396	6.31%	26,958,261	7.65%
9.88%	to	10.25%	798	12.71%	33,554,168	9.52%
10.25%	to	12.25%	526	8.38%	18,658,790	5.29%
			6,277	100.00%	352,607,316	100.00%



Distribution Date: 25-Jul-06
Mortgage Loan Characteristics Part II

Distribution by Product Characteristics (Current)

Product Type	# of Loans	Ending Balance	% of Balance	WAMM	WAC
Adjustable	5,485	333,470,248	100.00%	0.00	9.01%
Total	5,485	333,470,248	100.00%		

Distribution by Product Characteristics (Cut-off)

Product Type	# of Loans	Original Principal Balance	% of Balance	WAMM	WAC
Adjustable	6,277	352,607,316	100.00%	200.74	7.57%
Total	6,277	352,607,316	100.00%		

Distribution by Property Types (Current)

Property Type	# of Loans	Ending Balance	% of Balance	WAMM	WAC
SF Unattached Dwelling	3,199	206,916,004	62.05%	0.00	8.94%
PUD	1,093	66,607,522	19.97%	0.00	8.93%
Condo - Low Facility	742	35,304,027	10.59%	0.00	9.18%
Multifamily	451	24,642,694	7.39%	0.00	9.60%
Total	5,485	333,470,248	100.00%		

Distribution by Property Types (Cut-off)

Property Type	# of Loans	Ending Balance	% of Balance	WAMM	WAC
SF Unattached Dwelling	3,677	218,346,343	61.92%	205.14	7.23%
PUD	1,250	70,218,076	19.91%	197.15	7.69%
Condo - Low Facility	847	37,543,899	10.65%	193.50	8.22%
Multifamily	503	26,498,997	7.52%	184.22	9.17%
Total	6,277	352,607,316	100.00%		

ACE Securities Corp.
Home Equity Loan Trust,
Series 2006-GP1

Distribution Date: 25-Jul-06
Mortgage Loan Characteristics Part II

Distribution by Occupancy Type (Current)

Occupancy Type	# of Loans	Ending Balance	% of Balance	WAMM	WAC
Owner Occupied - Primary Residence	3,831	269,300,006	80.76%	0.00	8.93%
Non-Owner Occupied	1,506	57,774,643	17.33%	0.00	9.33%
Owner Occupied - Secondary Residence	148	6,395,599	1.92%	0.00	9.45%
Total	5,485	333,470,248	100.00%		

Distribution by Occupancy Type (Cut-off)

Occupancy Type	# of Loans	Ending Balance	% of Balance	WAMM	WAC
Owner Occupied - Primary Residence	4,410	285,106,407	80.86%	205.63	7.15%
Non-Owner Occupied	1,703	60,997,781	17.30%	180.10	9.38%
Owner Occupied - Secondary Residence	164	6,503,128	1.84%	180.00	9.17%
Total	6,277	352,607,316	100.00%		

Distribution by Loan Purpose (Current)

Loan Purpose	# of Loans	Ending Balance	% of Balance	WAMM	WAC
Refinance/Equity Takeout	2,600	178,605,146	53.56%	0.00	8.90%
Purchase	2,636	142,486,169	42.73%	0.00	9.17%
Refinance/No Cash Out	249	12,378,933	3.71%	0.00	8.81%
Total	5,485	333,470,248	100.00%		

Distribution by Loan Purpose (Cut-off)

Loan Purpose	# of Loans	Ending Balance	% of Balance	WAMM	WAC
Refinance/Equity Takeout	3,028	188,029,010	53.33%	214.93	6.57%
Purchase	2,979	151,745,368	43.04%	184.24	8.79%
Refinance/No Cash Out	270	12,832,938	3.64%	187.88	7.87%
Total	6,277	352,607,316	100.00%		



ACE Securities Corp.
Home Equity Loan Trust,
Series 2006-GP1

Distribution Date: 25-Jul-06
Mortgage Loan Characteristics Part II

Distribution by Originator Concentration > 10% (Current)

Originator	# of Loans	Ending Balance	% of Balance	WAMM	WAC
Greenpoint Mortgage	5,485	333,470,248	100.00%	0.00	9.01%

Distribution by Originator Concentration > 10% (Cut-off)

Originator	# of Loans	Ending Balance	% of Balance	WAMM	WAC
Greenpoint Mortgage	6,277	352,607,316	100.00%	200.74	7.57%

LaSalle Bank
ABN AMRO

**ACE Securities Corp.
Home Equity Loan Trust,
Series 2006-GP1**

Distribution Date: 25-Jul-06
Geographic Concentration

Top 10 Current State Concentration

Geographic Distribution	# of Loans	Balance [1]	% of Balance	WAMM	WAC
California	2,467	190,263,495	57.06%	0	8.91%
New York	297	21,081,540	6.32%	0	9.30%
Florida	370	15,504,123	4.65%	0	9.18%
Virginia	223	12,883,074	3.86%	0	8.88%
Arizona	283	12,329,743	3.70%	0	9.15%
Washington	221	11,129,752	3.34%	0	9.04%
Maryland	157	8,839,028	2.65%	0	9.07%
Nevada	195	8,772,630	2.63%	0	9.15%
Colorado	141	6,652,813	2.00%	0	9.00%
Illinois	142	6,500,610	1.95%	0	9.16%
Remaining	989	39,513,441	11.85%	0	9.20%

Top 10 Original State Concentration

Geographic Distribution	# of Loans	Balance [1]	% of Balance	WAMM	WAC
California	2,875	201,101,375	57.03%	203	7.09%
New York	324	21,527,262	6.11%	208	8.08%
Florida	423	16,059,049	4.55%	198	8.04%
Virginia	238	13,392,524	3.80%	195	8.13%
Arizona	317	13,385,544	3.80%	203	7.94%
Washington	256	11,529,225	3.27%	196	7.76%
Maryland	181	10,020,925	2.84%	197	8.45%
Nevada	219	9,408,685	2.67%	196	8.12%
Illinois	160	7,141,545	2.03%	190	8.35%
Colorado	161	6,999,818	1.99%	190	8.44%
Remaining	1,123	42,041,364	11.92%	194	8.48%

Top 10 Current State Concentration



[1] Based on Current Period Ending Principal Balance

LaSalle Bank
ABN AMRO

ACE Securities Corp.
Home Equity Loan Trust,
Series 2006-GP1

Distribution Date: 25-Jul-06
Current Period Realized Loss Detail

Disclosure Control #	Period	Original Liquidation Balance	Net Liquidation Proceeds	Loss-Loan Non-adjusted	Loss to Trust	Loss-Certs Non-adjusted	Subsequent Recov/(Exp)	Loss-Loan Adjusted	Loss-Certs Adjusted	Liq Type	Adj Type

Liq. Type Code - Legend

				Adjustment Legend			
Charge-off	C	REO	R	Escrow Bal/Adv	1	Third Party	6
Matured	M	Short Pay	S	MREC	2	Charged Off/Matured	7
Repurchase	N	Third Party	T	Rest'd Escrow	3	Side Note	8
Note Sale	O	Write-off	W	Replacement Res.	4	Manual	9
Paid in Full	P			Suspense	5		



Distribution Date: 25-Jul-06
Historical Realized Loss Summary

Distribution Date	Beginning Scheduled Balance	Net Liquidation Proceeds	Realized Loss	Loan Count	Claims on Prior Liquidations Amt	Claims on Prior Liquidations Cnt	Recovery on Prior Liquidations Amt	Recovery on Prior Liquidations Cnt	(Claims)/Recoveries on Prior Payoffs Amt	(Claims)/Recoveries on Prior Payoffs Cnt	Realized Loss Adjusted	Cumulative Realized Loss	Realized Loss	Realized Loss Adjusted	Cumulative Realized Loss
	Current Realized Loss				Previous Liquidations/Payoffs								Arrearage		
25-Jul-06	0.00	0.00	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0.00	0.00	0.00
26-Jun-06	0.00	0.00	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0.00	0.00	0.00
Total	0.00	0.00	0.00	0	0.00	0	0.00	0	0.00	0	0.00		0.00	0.00	

ACE Securities Corp.
Home Equity Loan Trust,
Series 2006-GP1

Distribution Date: 25-Jul-06
Realized Loss Summary

MDR (monthly Default Rate)	Total
Current Period	0.00%
3-Month Average	0.00%
6-Month Average	0.00%
12-Month Average	0.00%
Average Since Cut-Off	0.00%



CDR (Conditional Default Rate)	Total
Current Period	0.00%
3-Month Average	0.00%
6-Month Average	0.00%
12-Month Average	0.00%
Average Since Cut-Off	0.00%



SDA (Standard Default Assumption)	Total
Current Period	0.00%
3-Month Average	0.00%
6-Month Average	0.00%
12-Month Average	0.00%
Average Since Cut-Off	0.00%



MDR	Monthly Default Rate	(Beginning Principal Balance of Liquidated Loans) / (Total Beginning Principal Balance)
CDR	Conditional Default Rate	$1 - (1 - MDR)^{12}$
SDA	Standard Default Assumption	If WAS=30 then CDR/(WAS*0.02) else if 30<WAS=60 then CDR/0.6 else if 60<WAS=120 then CDR/(0.6-((WAS-60)*0.0095)) else if WAS>120 then CDR/0.03
WAS	Weighted Average Seasoning	(Original Term - Remaining Term) * (Current Scheduled Balance / Deal Scheduled Principal Balance)



**ACE Securities Corp.
Home Equity Loan Trust,
Series 2006-GP1**

*Distribution Date: 25-Jul-06
Material Breaches Detail*

Disclosure Control #	Loan Group #	Ending Principal Balance	Material Breach Date	Material Breach Description

Material breaches of pool asset representation or warranties or transaction covenants.



Disclosure Control #	Loan Group #	Modified Maturity Date	Cutoff Maturity Date	Modification Description

---

Modifications include any extensions or waivers to the mortgage loan terms, fees, penalties or payments during the preceding calendar month or that have become material over time.



ACE Securities Corp.
Home Equity Loan Trust,
Series 2006-GP1

Distribution Date: 25-Jul-06
Historical Collateral Level REO Report

Disclosure Control #	REO Date	City	State	Property Type	Actual Balance	Scheduled Balance	Recent Appraisal Value	Appraisal Date	Appraisal Reduction Amount	Date Liquidated	Liquidation Proceeds	Liquidation Expenses	Realized Loss